Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated:

(in thousands, except for ratio)	Year Ended December 31,
	2017	2016	2015	2014	2013
Computation of earnings
Pretax income (loss) (a)	$(37,248)	$11,660	$(43,488)	$87,623	$80,808
Add:
Interest expense on indebtedness	21,567	21,119	20,072	21,760	20,860
Amortization of debt issue costs	1,562	1,099	1,065	1,375	1,594
Interest portion of rent expense (b)	7,494	9,833	9,108	7,702	7,730
Distributed income of equity investees	6,070	24,451	31,117	125,058	17,780
Earnings	$(555)	$68,162	$17,874	$243,518	$128,772

Computation of fixed charges
Interest expense on indebtedness	$21,567	$21,119	$21,119	$21,760	$20,860
Amortization of debt issue costs	1,562	1,099	1,099	1,375	1,594
Interest portion of rent expense (b)	7,494	9,833	9,108	7,730	7,730
Fixed charges	$30,623	$32,051	$31,326	$30,865	$30,184

Ratio of earnings to fixed charges	(0.02)	2.13	0.57	7.89	4.27

(a) Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b) The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.